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Reply to the Attention of Direct Line Direct Fax Email Address Our File No. Date	Daniel Dex 604.691.6839 604.893.7623 daniel.dex@mcmillan.ca 57539-17 October 18, 2011

Via EDGAR Correspondence and Delivered

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:        Mr. Karl Hiller, Branch Chief

Dear Sirs/Mesdames:

Re:      Strategic American Oil Corporation
            Form 10-K for the Fiscal Year Ended July 31, 2010
            Filed November 15, 2010
            Response Letter dated August 23, 2011
            File No. 000-53313

            We are counsel for and write on behalf of Strategic American Oil Corporation (the "Company") in response to the Staff's letter of September 15, 2011 (the "Comment Letter") signed by Mr. Karl Hiller, of the United States Securities and Exchange Commission (the "Commission").

            On behalf of the Company we are furnishing to the Commission herewith, via the EDGAR system, a draft Amendment No. 1 (the "Form 10-K/A") to the Company's Form 10-K for the fiscal year ended July 31, 2010 (as filed on November 15, 2010, the "Form 10-K"). In addition to the Form 10-K/A (clean copy), we have also furnished one copy that has been redlined to show the changes from the Form 10-K.

            On behalf of the Company we provide below our item-by-item responses to the comments made in the Commission's Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available to us by the Company. We also confirm that paragraph numbering used for the response hereinbelow corresponds to the paragraph numbering used in the Comment Letter. We confirm that the disclosure changes described below have been made in the draft Form 10-K/A transmitted herewith, and that the same will be made in the actual Form 10-K/A when filed with the Commission. We confirm that the Company intends to make such filing as soon as the Commission confirms that its comments have been resolved to its satisfaction.

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October 18, 2011

Commission Comment:

Form 10-K for the Fiscal Year Ended July 31, 2010

Financial Statements

Note 7 - Stockholder's Deficit

Warrant Modification, Page 52

1.        We note that you have not complied with prior comment 1 regarding your modification of warrants in August 2009 and February 2010. You state that you believe FASB ASC 718 is not applicable because the warrants "were not issued or modified in connection with employee related services".

However, in your previous response you explained that your intent was "to build goodwill" among the investors, and to make them "more favourably disposed to participate in any subsequent private placement offerings". You also explained that you accounted for the modifications as if they were part of the original transactions, included in either the sale of your common shares or the stock issuance costs.

We believe that your accounting is inconsistent with your rationale in undertaking the modifications; and we see no basis for your retrospective view, or accounting that assumes either events of the current period had occurred in earlier periods, or original terms of the warrants were not factual or fixed. As stated previously, we believe that an analogy to FASB ASC 718-20-35 would be appropriate. This guidance is clear in characterizing an equity instrument modification as incremental value which should be accounted for by an enterprise. The guidance in SAB Topic 14:A clarifies our view on the applicability of this guidance by analogy to share based payments with non-employees. Our view on the accounting for offering costs is set forth in SAB Topic 5:A, and while it contemplates the deferral and offsetting of costs directly attributable to a proposed or actual offering of securities against proceeds; it does not accommodate similar treatment of costs which are unrelated and subsequent to the offering.

We have consulted with our Division's Office of Chief Accountant, and believe that you will need to correct your financial statements to recognize an expense for the value of the modifications. Please submit your computations of value and all revisions and error correction disclosures necessary to comply with the aforementioned guidance.

October 18, 2011

Company Response:

            We confirm, on behalf of the Company, that the 10-K/A has been revised to address the Commission's comments. In addition, we confirm, on behalf of the Company, that the relevant calculations are enclosed herewith.

            On behalf of the Company we sincerely hope and trust that the foregoing and the enclosed draft Form 10-K/A are clear and satisfactory in this matter and truly responsive to the Commission's Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact the writer at (604) 691-6839 of our offices at any time.

            On behalf of the Company we thank the Commission for its attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,

"Daniel D. Dex"

Daniel D. Dex

Enclosures:
- Draft Form 10-K/A
- Copy of Form 10-K/A redlined against Form 10-K
- Exhibit 99.1 to 10-K/A (previously provided with EDGAR correspondence dated June 24, 2011 but also provided herewith for convenience)
- Calculations as referenced in Company Response to Staff Comment No. 1 above